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                                                                   Exhibit 99.1

Not for release, publication or distribution in or into Canada, Australia or Japan

                        INDEPENDENT ENERGY HOLDINGS PLC

CURRENT DEVELOPMENTS


The Board of Independent Energy Holdings (the "Company") announces the following developments, further to its announcements of 14th and 15th June 2000.

The Company continues to work towards resolution of its billing problems in the sub-100kW market. However, the rate of cash collection from customers in this market has been below management's expectations, leading to an increase in facilities required to fund working capital. A number of discussions continue both with the Company's existing banking group and other banks to provide additional funds. In addition, the Company has been offered approximately (pound)50 million in mezzanine financing conditional upon the availability of increased and extended bank facilities, which are not currently available.

Since the Company's announcements of 14th and 15th June 2000, discussions continue with a number of parties who have expressed interest in the possibility of making an offer for the Company. These discussions also include the possibility of the acquisition of a substantial portion of the Company's operations or the subscription for a minority equity stake in the Company.

The announcement of the Group's full year results to 30th June 2000 has been delayed, due principally to the ongoing efforts to resolve billing, collection and accounting issues, and the discussions regarding the financial and strategic alternatives described above. The audit will be commencing shortly, and the Board expects the preliminary results for the year to 30th June 2000 to be announced in September. The Board believes that effect of the billing and collection problems will be to reduce earnings for the year ended 30th June 2000 below analysts' expectations.
                                                                11 AUGUST 2000
ENQUIRIES:
COLLEGE HILL                                                TEL: 020 7457 2020
James Henderson

The Directory of Independent Energy Holdings Plc accept responsibility for all the information contained in this announcement. To the best of the knowledge and belief of such Directors of Independent Energy Holdings Plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement includes forward-looking statements within the meaning of
Section 27A of the U.S. Securities Exchange Act of 1934. Although Independent Energy Holdings Plc believes that its expectations are based on reasonable assumptions, it cannot provide assurances that these expectations will be achieved. Important factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the ability to bill and collect revenue in a timely manner, success in implementing its business strategies, increases in the cost of energy, its ability to develop or obtain the necessary systems required by an expanding level of operations and changes in the economic and other conditions in which it competes. Many of these factors are beyond the control of Independent Energy Holdings Plc and its management.